NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

The Annual Meeting (the “Meeting”) of the holders (“Shareholders”) of Common Shares (“Common Shares”) of ARC Resources Ltd. (the “Corporation”) will be held at the Ballroom in the Metropolitan Centre, 333 – 4th Avenue SW, Calgary, Alberta, on Wednesday, the 14th day of May, 2014, at 3:30 p.m. (mountain standard time) for the following purposes:

1.	To receive and consider the Consolidated Financial Statements of the Corporation for the year ended December 31, 2013 and the auditors’ report thereon.

2.	To elect the Directors of the Corporation.

3.	To appoint the auditors of the Corporation.

4.	To consider and, if thought fit, approve a resolution to accept the Corporation’s approach to executive compensation.

5.	To transact such other business as may properly be brought before the Meeting or any adjournment thereof.

The specific details of the matters proposed to be put before the Meeting are set forth in the Information Circular - Proxy Statement accompanying and forming part of this Notice.

Registered Shareholders of the Corporation who are unable to attend the Meeting in person are requested to complete, date and sign the enclosed form of proxy and return it by mail, hand delivery or fax to our transfer agent, Computershare Trust Company of Canada, as follows:

1.	By mail to Computershare Trust Company of Canada, Proxy Department, 135 West Beaver Creek, P.O. Box 300, Richmond Hill, Ontario, L4B 4R5;

2.	By hand delivery to Computershare Trust Company of Canada, 8th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1; or

3.	By facsimile to (416) 263-9524 or 1-866-249-7775.

Alternatively, you may vote through the internet at www.investorvote.com or by telephone at 1-866-732-8683 (toll free). You will require your 15 digit control number found on your proxy form to vote through the internet or by telephone.

In order to be valid and acted upon at the Meeting, forms of proxy as well as votes by internet and telephone must be received in each case not less than 48 hours (excluding weekends and holidays) before the time set for the holding of the Meeting or any adjournment thereof.

Beneficial or non-Registered Shareholders should follow the instructions on the voting instruction form provided by their intermediaries with respect to the procedures to be followed for voting at the Meeting.

The Board of Directors of the Corporation has fixed the record date for the Meeting at the close of business on March 31, 2014.

DATED at Calgary, Alberta, this 13th day of March, 2014.

BY ORDER OF THE BOARD OF DIRECTORS

Myron M. Stadnyk
President and Chief Executive Officer

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